SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                 RAZORFISH, INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock, par value $.01 per share; and
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                 John J. Roberts
                             Chief Financial Officer
                                 Razorfish, Inc.
                                 11 Beach Street
                            New York, New York 10013
                                 (212) 966-5960

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              John R. Hempill, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Schedule 14D-9/A amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on December 6, 2002 (as previously amended on December 20, 2002, the "Schedule 14D-9"), relating to the offer by SBI Purchase Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("Parent"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation, at a purchase price of $1.70 per share, in cash (the "Offer"). The terms and conditions of the Offer are described in the Offer to Purchase previously filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase.

     On January 7, 2003, Razorfish and Parent issued a joint press release announcing that the Offer has been extended to 5:00 p.m., Eastern Time, on Wednesday, January 22, 2003, that the Minimum Condition has been reduced from a majority of the Shares on a Fully Diluted Basis (2,783,599 Shares) to a majority of the Shares (2,417,513 Shares) of Razorfish and that the Acquisition Agreement has been amended to permit Parent to further extend the offering period to the extent that the Minimum Condition is not met, so long as such extensions, together with this extension, in the aggregate do not exceed 20 business days. Accordingly, the Schedule 14D-9 is hereby amended as follows:

Item 2:  Identity and Background of Filing Person

         The third paragraph of Item 2 (on page 2) is amended and restated in its entirety to read as follows:

         The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn a minimum number of Shares which, together with Shares already owned by SBI, the Purchaser or any of their respective subsidiaries, constitutes at least a majority of the outstanding Shares (the "Minimum Condition").

Item 9: Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

Exhibit No.       Description

(a)(5)(E) Joint Press Release issued by SBI and Company and Razorfish, Inc. on January 7, 2003 (filed as Exhibit (a)(5)(C) of Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(e)(6) Amendment No. 1 to Acquisition Agreement and Agreement and Plan of Merger, dated as of January 6, 2003, by and among the Company, SBI and the Purchaser (filed as Exhibit (d)(3) of Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(e)(7) Letter from the Company to the Parent and the Purchaser, dated as of January 6, 2003 (filed as Exhibit (d)(4) of Amendment No. 2 to the Schedule TO and incorporated herein by reference).


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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         RAZORFISH, INC.


                                         /s/ John Roberts
                                         ---------------------------------------
                                         Name:  John Roberts
                                         Title: Chief Financial Officer

Date:  January 7, 2003


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